UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated February 28, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

●	Press Release: Nokia completes acquisition of Infinera to create innovation powerhouse in optical networks, with the scale to power the data center revolution

●	Stock Exchange Release: Changes in Nokia Corporation’s own shares

Nokia completes acquisition of Infinera to create innovation powerhouse in optical networks, with the scale to power the data center revolution

●	Brings together two pioneering leaders in the optical networks market.

●	Creates an optical networks powerhouse – underpinned by the cutting-edge research of Nokia Bell Labs – with the scale to accelerate product roadmaps and bring more to customers, faster.

●	Expands Nokia’s presence in the fast-growing webscale segment, accelerating its customer diversification.

●	Further expands Nokia’s ability to help network operators in every sector unlock the opportunities and meet the network and power demands of the AI era.

●	Financial rationale of the merger confirmed.

28 February 2025

Espoo, Finland — Nokia announced today the closing of the acquisition of Infinera Corporation. The San Jose based company has become part of Nokia effective as of the closing.

The acquisition brings together two innovation leaders with a history of industry firsts. In doing so, it creates an optical networks powerhouse with the scale to accelerate product roadmaps, further expanding Nokia’s ability to help network operators – whether service providers, webscalers or enterprises – unlock the opportunities and meet the network and power demands of the AI era.

“I am delighted we have been able to quickly and successfully complete the acquisition of Infinera. This transaction will significantly improve our scale and profitability in optical networks, and allows us to speed up the pace of innovation to meet the requirements of the AI era. The Infinera acquisition will accelerate our growth strategy in data centers and strengthen our presence both in North America and with webscale customers,” remarked Pekka Lundmark, President and CEO of Nokia.

“The speed with which the transaction was approved is very positive for Nokia, as is the strong support the deal has received from customers. In welcoming our new colleagues – and the talent and expertise they bring with them – we are creating a new organization that will be a pace-setter in innovation, offering capabilities across a wide range of optical networking technologies, underpinned by the cutting-edge research of Nokia Bell Labs. Innovation benefits from scale, and the expansion offered by the acquisition means that we will be able to bring more to customers, faster,” commented Federico Guillén, President of Network Infrastructure at Nokia.

The Infinera team will join Nokia’s Optical Networks business – headed by its Vice President and General Manager, James Watt. Meanwhile Infinera CEO, David Heard will join Nokia’s Network Infrastructure business group as NI Chief Strategic Growth Officer. In this position he will help to set and oversee the implementation of the business group’s growth plans, including specific customer segment strategies, product and market mix, and go-to-market approach across the business group.

“I am delighted to welcome David to Nokia and to Network Infrastructure. His extensive experience in technology and business strategy implementation will play a leading role in helping our business group seize opportunities in the market and achieve our ambitions across all our markets and business areas,” added Guillén.

“From strong growth in the webscale space to service provider successes spanning metro, long haul and subsea networks, the proven accomplishments of the Infinera team make for an ideal complement to Nokia’s recognized optical network leadership and innovation. I’m excited about the widely expanded opportunities this new chapter opens up and what it means for Nokia and its Network Infrastructure business, and delighted to be joining the team to help accelerate its growth across all customer segments worldwide,” said Heard.

With more than 1,000 customers globally, the combined company’s solutions power some of the biggest operators worldwide, along with leading organizations in verticals including enterprise, utilities, government and research & education.

Meeting the challenges of the AI era

Data centers are at an inflection point as AI and cloud put massive new demands on them. To overcome these challenges requires new ways of thinking about data center technology that emphasizes mission-critical aspects of networking technology.

Nokia’s offerings across the Network Infrastructure portfolio apply the same mission-critical standards to customers in every sector, from service providers to webscalers to organizations in a broad range of industry sectors. Directing innovation power towards topics such as reliability, security and sustainability – as well as capacity, flexibility and manageability – Nokia is strongly placed to bring value to data center builders and users, including in intra-data center for server-to-server connections to support the increasing demands of new AI workloads.

EUR 200 million synergy target reconfirmed

On 28 June 2024, Nokia and Infinera announced the companies had signed a definitive agreement under which Nokia would acquire Infinera for US$6.65 per share with shareholders able to elect cash, Nokia shares or a combination of both with a proration mechanism limiting the Nokia share issuance to approximately 30% of the aggregate consideration paid to Infinera shareholders. All Nokia shares will be issued to Infinera shareholders in the form of American Depositary Shares.

Nokia announced at the time and reconfirms today that it expects the transaction to be accretive to Nokia comparable operating profit and EPS in 2025 and Nokia continues to target over EUR 200 million of net comparable operating profit synergies from the deal by 2027 with the synergies ramping gradually over the three-year period. The transaction is expected to deliver over 10% comparable EPS accretion in 2027.

Multimedia, technical information and related news

Web Page: Nokia Optical Networks

Web Page: Infinera is now part of Nokia

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Media inquiries

Nokia Press Office

Email: Press.Services@nokia.com

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Stock exchange release	1 (2)
28 February 2025

Nokia Corporation
Stock Exchange Release
28 February 2025 at 17:00 EET

Changes in Nokia Corporation’s own shares

Espoo, Finland – A total of 127,434,986 Nokia shares (NOKIA) held by Nokia Corporation were transferred today to Citibank, N.A., the depositary bank for Nokia’s American Depositary Share facility, for the distribution by Citibank, N.A., in its capacity as Exchange Agent, to such shareholders of Infinera Corporation (“Infinera”) who have validly elected either share consideration or mixed consideration in connection with the completion of Nokia’s acquisition of Infinera, in the form of American Depositary Shares. As previously announced by Nokia, Nokia entered into the Agreement and Plan of Merger on 27 June 2024 among Neptune of America Corporation and Infinera (the “Merger Agreement”).

The directed issuance of shares is based on the resolution of the Board of Directors on 22 November 2024. The subscription price for the Nokia share (NOKIA) is the closing price of Nokia’s share (NOKIA) on Nasdaq Helsinki on the date of closing of the merger, on 28 February 2025.

The number of own shares held by Nokia Corporation following the transfer is 133,882,828.

The rest of the merger consideration will be paid to the shareholders of Infinera in cash. Nokia has today published a separate press release regarding the completion of the Infinera acquisition.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release	2 (2)
28 February 2025

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, "see", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Vice President, Corporate Legal